DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  June 3, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



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                                     FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1. Reporting Issuer
   ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2. Date of Material Change
   -----------------------

      June 3, 2004

3. Press Release
   -------------

      June 3, 2004

4. Summary of Material Change
   --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced the filing of its un-audited financial results for the three-month period ended March 31, 2004.

The Company reported a loss for the period of US$786,000 ($0.01 per share) up from a loss of US$476,000 ($0.01 per share) for the same period in 2003. Increased expenditures were mainly for marketing and business development activities, R & D and administrative costs related to development of the Company's 100 tpd West Lorne BioOil Co-Generation Project and an increase in general business activity.

The weighted average number of outstanding common shares for the period increased to approximately 74.4 million from 50.6 million for the same period in 2003. Total outstanding shares as at March 31, 2004 were 77,917,559. Total shareholders' equity as at period-end was US$2.59 million up from a deficiency of (US$603,000) at March 31, 2003.

The Company reported that it continues to raise equity to support its ongoing business and its investment commitments in the West Lorne BioOil Co-Generation LP, which is developing the world's first 100tpd BioOil fuelled co-generation facility.

Financial statements have been posted on the Company's website.


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5. Full Description of Material Change
   -----------------------------------

Please see attached press release

6. Reliance on Section 85(2) of the Act

      N/A

7. Omitted Information

      N/A

8. Senior Officers

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9. Statement of Senior Officer
   ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd day of June, 2004


                               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                    (signed)  /s/ Richard Lin
                                              -------------------
                                               Richard Lin
                                               Chairman


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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE
FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release - June 3rd, 2004
                 DynaMotive Reports First Quarter Financial Results
                        Provides Quarter Operations Summary

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced the filing of its un-audited financial results for the three-month period ended March 31, 2004.

The Company reported a loss for the period of US$786,000 ($0.01 per share) up from a loss of US$476,000 ($0.01 per share) for the same period in 2003. Increased expenditures were mainly for marketing and business development activities, R & D and administrative costs related to development of the Company's 100 tpd West Lorne BioOil Co-Generation Project and an increase in general business activity.

The weighted average number of outstanding common shares for the period increased to approximately 74.4 million from 50.6 million for the same period in 2003. Total outstanding shares as at March 31, 2004 were 77,917,559. Total shareholders' equity as at period-end was US$2.59 million up from a deficiency of (US$603,000) at March 31, 2003.

The Company reported that it continues to raise equity to support its ongoing business and its investment commitments in the West Lorne BioOil Co-Generation LP, which is developing the world's first 100tpd BioOil fuelled co-generation facility.

Financial statements have been posted on the Company's website.

Highlights for the quarter:

The Company focused its activities in three core areas: Project development and construction, business development and Research and Development, and growing its management capabilities to meet project demands and interest received for its technology.

Project development: Project 1: BioOil fuelled 2.5 MW cogeneration plant located at the Erie Flooring and Wood Products facility in West Lorne, Ontario. The project is being developed in co-operation with Magellan Aerospace Corporation- Orenda division, Ontario Power Generation, Erie Flooring and UMA Engineering. Bruks Klockner will provide feedstock conditioning and Ramsay Group the plant fabrication for the project.

Project construction progressed aggressively in the first quarter, with 90% of the equipment procurement representing $C 8,000,000 completed.

The Company further announced that the project had secured a financial contribution from Sustainable Development Technology Canada of $C 5,000,000.

Project 2: A project with processing capacity of up to 200 green tons of forest residues per day. The plant, once in operation, would produce sufficient BioOil to displace 400,000 gigajoules of natural gas. The project is being developed with UMA Engineering, Ramsay Group (fabricator) and Bruks Klockner (feedstock conditioning) and is supported by Technology Partnerships Canada.

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Procurement of long lead items was secured, the Company has short listed two potential sites for the plant. The plant is expected to be ready for shipment in Q4 this year.

Business Development: The Company disclosed today that its business development effort in Canada was met with strong interest. These efforts resulted in multiple project opportunities that, at the time of writing, are in various stages of development.

The projects include biomass-to-fuel opportunities in the forest industry, wood recycling and wood landfill recovery with fuel usage opportunities in the industrial fuel markets as well as on grid, distributed power generation and combined heat and power applications. The Company reported that the total number of projects under consideration may soon exceed 15 and they span Canada from Newfoundland to British Columbia.

The Company further reported that it has received a significant number of project inquiries from Europe, US, Latin America and Asia and that it is developing a network of agents in these markets in preparation for plant roll out commissioning of its flagship project in West Lorne, Ontario is completed.

Research and Development: The Company established a jointly-funded group with Dr. Desmond Radlein to coordinate its R&D activities and to establish long term strategies in R&D. The research group will invest directly into R&D initiatives and will manage specific development programs.

R&D priorities include the reformation of BioOil to syngas and BioOil syngas processing to hydrogen, liquid fuels and chemicals field in which Dr. Radlein has significant expertise. The R&D program aims to validate and demonstrate, at pre-commercial level, the development of mobile fuels from BioOil such as hydrogen, diesel and ethanol.

The Company continued to progress its research into the utilization of BioOil in lime-kilns with the University of British Columbia and the activation of char produced from its process with the University of Saskatchewan.

Other Notables

The Company built project development capacity and advanced market penetration initiatives in North America through expanded agreement with UMA Engineering.

Magellan Aerospace Corporation and DynaMotive announced the world's first commercial scale BioOil turbine generator run.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


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 For more information on DynaMotive, please call:

Corporate Communications  Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268        Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.